Filed Pursuant to Rule 424(b)(2)

Registration No. 333-289203

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated August 14, 2026

Pricing Supplement dated                     , 2026

(To Prospectus Supplement dated July 6, 2026, and Prospectus dated July 6, 2026)

Marex Group Limited

$               5.00% Callable Notes due August 31, 2028

►	Semi-annual fixed interest payments at a rate of 5.00% per annum until the earlier of maturity or early redemption

►	Redeemable at the Issuer’s option on the semi-annual Optional Redemption Dates beginning on August 31, 2027 at the Principal Amount plus the applicable interest payment

►	Term: 2 years, if not redeemed early

►	All payments on the Notes are subject to the credit risk of Marex Group Limited (“Marex”)

Application has been made for the 5.00% Callable Notes (the “Notes”) offered hereunder to be admitted to listing and trading on the Vienna Multilateral Trading Facility (“Vienna MTF”) of the Vienna Stock Exchange. The Vienna MTF is not a regulated market as defined by Directive 2014/65/EU (as amended, “MiFID II”). It is, however, a multilateral trading facility (MTF) for purposes of MiFID II.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

Any offering of the Notes will be made pursuant to Article 1(4) of Regulation (EU) 2017/1129 (as amended), including as it forms part of domestic law of the United Kingdom. Accordingly, no prospectus is required to be published in connection with such offering of the Notes in any member state of the European Economic Area (the "EEA") or the United Kingdom (the "UK"). See page ii of the accompanying prospectus supplement for further restrictions on offers and sales of the Notes in the EEA and the UK.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-5 of this document and page S-1 of the accompanying prospectus supplement.

	Price to Public(1)	Underwriting Discount (1)(2)	Proceeds to Issuer
Per Note	$1,000.00
Total

(1)	With respect to the Notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to public will be between $996.00 and $1,000 per $1,000 Principal Amount. Broker-dealers who purchase the Notes for these accounts may forgo some or all selling concessions related to these sales described in footnote (2) below. The per Note price to public in the table above assumes a price to public of $1,000 per $1,000 Principal Amount.

(2)	Marex Capital Markets Inc. (“MCMI”), an affiliate of ours, will act as the agent for the sale of the Notes. MCMI will purchase the Notes from us at an underwriting discount of up to $4.00 per $1,000 Principal Amount for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-7 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Marex Capital Markets

PS-1

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the prospectus supplement and the prospectus. See “General” in this document.

Issuer:	Marex Group Limited
Principal Amount:	$1,000 per Note
Trade Date:	August 26, 2026
Original Issue Date:	August 31, 2026
Maturity Date:	August 31, 2028, subject to early redemption and postponement as described in “—Business Day Convention” below.
Interest Accrual Date:	August 31, 2026
Interest Rate:	Subject to early redemption, the Notes will accrue interest at a rate of 5.00% per annum.
Interest Period:	Semi-annually. The period from and including the Original Issue Date to but excluding the immediately following scheduled Interest Payment Date, and each successive period from and including a scheduled Interest Payment Date to but excluding the next scheduled Interest Payment Date.
Interest Payment Dates:	Semi-annually, payable in arrears on the last day of February and August of each year, commencing on February 28, 2027 and ending on the Maturity Date, subject to postponement for payment purposes only in accordance with the “—Business Day Convention” below.
Optional Early Redemption / Redemption Price:

We have the right to redeem the Notes, in whole but not in part, on any Optional Redemption Date.

The Redemption Price will be 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the Optional Redemption Date.

If we elect to redeem the Notes, we will send a notice to DTC through the trustee at least 2 Business Days and no more than 20 Business Days before the applicable Optional Redemption Date. We will have no independent obligation to notify you directly.

If the Notes are redeemed early, they will cease to be outstanding on the applicable Optional Redemption Date, and no further payments will be made on the Notes.

Optional Redemption Dates:	Semi-annually, on the Interest Payment Dates beginning on August 31, 2027 and ending on February 29, 2028, subject to postponement for payment purposes only in accordance with the “—Business Day Convention” below.
Day Count Fraction:	30/360 Unadjusted
Record Date:	Interest will be payable to the persons in whose names the Notes are registered at the close of business on the 3rd Business Day immediately preceding each Interest Payment Date, which we refer to as a “regular record date,” except that the interest due at maturity or upon early redemption will be paid to the persons in whose names the Notes are registered on the Maturity Date or the Optional Redemption Date, as applicable.
Business Day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Business Day Convention:	Following. If any scheduled payment date is not a Business Day, the payment will be made on the next succeeding Business Day. No additional interest will accrue on the Notes as a result of such postponement, and no adjustment will be made to the length of the relevant Interest Period.
CUSIP/ISIN:	56653C2V6 / US56653C2V64

PS-2

Form of Notes:	Book-Entry
Listing:	Application has been made for the Notes to be admitted to listing and trading on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.
Calculation Agent:	Marex Financial, one of our affiliates

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

PS-3

GENERAL

This document relates to an offering of the Notes. The purchaser of a Note will acquire a senior unsecured debt security of Marex. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

You should read this document together with the prospectus dated July 6, 2026 (the “prospectus”) and the prospectus supplement dated July 6, 2026 (the “prospectus supplement”). If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus or prospectus supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-5 of this document and page S-1 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “Marex”, “we”, “us” and “our” are to Marex Group Limited. Certain terms used but not defined herein will have the meanings set forth in the prospectus supplement or the prospectus.

You may access the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

🞂	The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295582/d135207d424b2.htm

🞂	The prospectus at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295577/d124247d424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying MCMI. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PS-4

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus and prospectus supplement. In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following section:

🞂	“—Risks Related to Note Issuances” in the prospectus supplement.

Risks Relating to the Structure or Features of the Notes

The Notes may be redeemed at our option prior to maturity, and the Notes are subject to reinvestment risk.

If the Notes are redeemed early at our option, the holding period over which you may receive interest payments could be as little as approximately 1 year. It is more likely that we will redeem the Notes prior to maturity to the extent that the Interest Rate on the Notes is higher than the then-current interest rate on a conventional debt security with a comparable maturity issued by Marex or another issuer with a similar credit rating. Once the Notes are redeemed, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are redeemed prior to the Maturity Date.

The repayment of the Principal Amount applies only at maturity.

The Notes offer repayment of the Principal Amount only if you hold your Notes until the Maturity Date or early redemption. If you sell the Notes prior to maturity or early redemption, you may lose some of the Principal Amount.

General Risk Factors

The Notes are subject to our credit risk.

Marex may partially or wholly fail to meet their obligations under the Notes. Investors should therefore take the creditworthiness of Marex and its subsidiaries into account in their investment decision. Credit risk means the risk of insolvency or illiquidity of an issuer, i.e. a potential, temporary or final inability to fulfil their interest and repayment obligations on time. An increased insolvency risk is typical of issuers that have a low creditworthiness. The payment of any amount due on the Notes is subject to the credit risk of Marex. The Notes are senior unsecured debt obligations of Marex, and are not, either directly or indirectly, an obligation of any third party. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to the credit risk of Marex and to changes in the market’s view of its creditworthiness.

The Notes are not bank deposits and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation, the UK Financial Services Compensation Scheme or any other government or governmental or private agency or deposit protection scheme in any jurisdiction. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to Marex’s credit risk and to changes in the market’s view of Marex’s creditworthiness. The payment of any amount due on the Notes is not guaranteed by any entity.

The Notes are not insured against loss by any third parties; you can depend only on our earnings and assets for payment and interest on the Notes.

The Notes will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

The original price to public of the Notes includes the underwriting discount and the estimated cost of Marex hedging its obligations under the Notes. As a result, the price, if any, at which MCMI will be willing to purchase the Notes from you in secondary market transactions, if at all, will likely be lower than the original price to public, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

PS-5

The Notes lack liquidity.

The Notes are a new issue of securities for which there is no established market. Although we will apply for the Notes to be listed for trading on the Vienna MTF, we cannot provide you with any assurance regarding whether the Notes will become or remain listed or whether a trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Notes to sell their Notes or the price at which holders may be able to sell their Notes. The listing application will be subject to approval by the Vienna Stock Exchange. There can be no assurance that application for listing and admission to trading will be granted or that an active trading market in the Notes will develop. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the Notes at any time. In addition, MCMI is not required to offer to purchase the Notes in the secondary market. Even if a secondary market were to develop, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MCMI is willing to buy the Notes.

Potential conflicts of interest may exist.

Marex and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. Following the occurrence of certain events – relating to the Issuer, the Issuer's hedging arrangements, taxation, the relevant currency or other matters – outside of the Issuer's control, the calculation agent may determine in its discretion to take one of the actions available to it in order to deal with the impact of such event on the Notes or the Issuer or both. These actions may include (i) adjustment to the terms and conditions of the Notes, and/or (ii) early redemption or exercise of the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. Any such discretionary determination by the Issuer or the calculation agent could have a negative impact on the value of the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might adversely affect the value of your Notes.

PS-6

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed MCMI, an affiliate of Marex, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, MCMI will purchase the Notes from Marex at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI proposes to offer the Notes at the price to public set forth on the cover page of this document. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers. With respect to the Notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to public will be between $996.00 and $1,000 per $1,000 Principal Amount. Broker-dealers who purchase the Notes for these accounts may forgo some or all selling concessions related to these sales described above.

An affiliate of Marex has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the Notes to you.

In addition, MCMI or another of our affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

In the opinion of Mayer Brown LLP, the Notes should be treated as fixed rate debt instruments for U.S. federal income tax purposes. Please see the discussion in the accompanying prospectus under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

PS-7